August 8, 2024

Marc Sirota
Chief Financial Officer
Altice USA, Inc.
1 Court Square West
Long Island City, NY 11101

       Re: Altice USA, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated August 7, 2024
           File No. 001-38126
Dear Marc Sirota:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology